SIDLEY AUSTIN LLP
787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

July 17, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Jeff Long and Ms. Deborah O’Neal

Re:	BlackRock International Fund, a series of BlackRock Series, Inc.; BlackRock Capital Appreciation Fund, Inc.; and BlackRock Equity Dividend Fund

Registration Statements on Form N-14

(File Nos. 333-231647, 333-231648 and 333-231649)

Dear Mr. Long and Ms. O’Neal:

On behalf of BlackRock Series, Inc., BlackRock Capital Appreciation Fund, Inc. and BlackRock Equity Dividend Fund (each, a “Registrant”), this letter responds to the telephonic comments provided by Mr. Jeff Long on June 17, 2019 and Ms. Deborah O’Neal on June 21, 2019, each of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding each Registrant’s Registration Statement on Form N-14 filed with the Commission on May 21, 2019 (each, a “Registration Statement” and collectively, the “Registration Statements”) relating to the proposed acquisitions by BlackRock International Fund, a series of BlackRock Series, Inc., BlackRock Capital Appreciation Fund, Inc. and BlackRock Equity Dividend Fund (each, an “Acquiring Fund” and collectively, the “Acquiring Funds”) of substantially all of the assets and certain stated liabilities of, respectively, FDP BlackRock International Fund, FDP BlackRock Capital Appreciation Fund and FDP BlackRock Equity Dividend Fund (each, a “Target Fund” and collectively, the “Target Funds”), each a series of FDP Series, Inc. (the “Target Corporation”), in exchange for shares of the corresponding Acquiring Fund. Each Target Fund and each Acquiring Fund may be referred to herein as a “Fund.” Each Acquiring Fund after consummation of the applicable Reorganization is referred to herein as a “Combined Fund.”

The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Funds. The Funds’ responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meaning set forth in the Registration Statements.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships

Securities and Exchange Commission

July 17, 2019

Accounting Comments

General

Comment 1:    With respect to BlackRock Capital Appreciation Fund, Inc. and BlackRock International Fund, please update the financial highlights, capitalization tables and pro forma financials in the Statement of Additional Information to reflect information as of each Fund’s most recently completed semi-annual period.

Response:    In response to the Staff’s comment, the financial highlights, capitalization tables and pro forma financials in the Statement of Additional Information related to BlackRock Capital Appreciation Fund, Inc. and BlackRock International Fund have been updated to reflect information as of each Fund’s most recently completed semi-annual period.

Information About the Reorganizations – Expenses of the Reorganizations

Comment 2:    Please clarify in the disclosure whether costs of the Reorganizations attributable to the Target Funds will be borne by the Target Funds or borne by the adviser through waivers.

Response:    Costs of the Reorganizations attributable to the Target Funds will be borne by the Target Funds. The first paragraph of “Information About the Reorganizations – Expenses of the Reorganizations” has been modified as follows:

“BlackRock or its affiliates will pay, directly or through waivers, each Acquiring Fund’s portion of the expenses incurred in connection with its respective Reorganization (including auditor and legal fees), which are estimated to be approximately $20,000 for the International Acquiring Fund, $20,000 for the Capital Appreciation Acquiring Fund and $20,000 for the Equity Dividend Acquiring Fund~~)~~. Each Target Fund’s portion of the costs associated with the applicable Reorganization is estimated to be approximately $150,000 for the International Target Fund, $150,000 for the Capital Appreciation Target Fund and $150,000 for the Equity Dividend Target Fund (including auditor and legal fees and the costs of preparing and filing the Combined Prospectus/Information Statement). The costs associated with each Target Fund will be ~~paid by such Target Fund,~~borne directly by the applicable Target Fund because it will benefit from the applicable Reorganization. The total estimated expenses of the Reorganizations are approximately $170,000 for the reorganization of the International Target Fund into the International Acquiring Fund, $170,000 for the reorganization of the Capital Appreciation Target Fund into the Capital Appreciation Acquiring Fund, and $170,000 for the reorganization of the Equity Dividend Target Fund into the Equity Dividend Acquiring Fund. The foregoing estimated expenses will be borne by ~~the applicable entity directly or through waivers~~BlackRock, either directly or through waivers (with respect to the Acquiring Funds), or by the Target Funds directly, as applicable, regardless of whether the Reorganizations are consummated.”

Securities and Exchange Commission

July 17, 2019

Other Information – Capitalization

Comment 3:    Please provide further detail in footnotes regarding any pro forma adjustments to the capitalization tables.

Response:     In response to the Staff’s comment, the footnotes to the capitalization tables have been revised to explain that pro forma adjustments include the costs of each Reorganization, as well as undistributed income and/or capital gains, as applicable, that will be distributed prior to each Reorganization.

Legal Comments

Summary – Fees and Expenses

Comment 4:    In the fee tables, please confirm that any waivers and/or reimbursements that are subject to recoupment for the Target Funds will not be carried over to the Combined Funds.

Response:    The Funds confirm that no waivers and/or reimbursements of the Target Funds subject to recoupment will be carried over to the Combined Funds.

Comparison of the Funds – Management of the Funds – Legal Proceedings

Comment 5:    The Staff requests confirmation that BlackRock Advisors, LLC and the Acquiring Funds have filed all documents required under Section 33 of the Investment Company Act of 1940, as amended (the “1940 Act”), with the Commission.

Response:    BlackRock Advisors, LLC and the Acquiring Funds confirm that they believe they are in compliance with filing requirements of Section 33 of the 1940 Act applicable to the Acquiring Funds and their affiliated persons.

* * *

Securities and Exchange Commission

July 17, 2019

Please do not hesitate to contact me at (212) 839-8615 if you have comments or if you require additional information regarding the Registration Statements.

Respectfully submitted,

/s/ Jesse C. Kean
Jesse C. Kean

cc:	Benjamin Archibald
Jessica Herlihy
John A. MacKinnon

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